Exhibit 99.1

Hi everyone,

My name is Grace Harlow and I am an appraiser here at Masterworks.

We are pleased to announce our latest offering by Andy Warhol. In 2021, Warhol’s auction turnover totaled nearly $350 million, ranking him third among all artists. So far, in 2022, Warhol’s auction turnover has already almost exceeded $300 million exclusive of buyer’s premium, which has in part been driven by the $195 million sale of the iconic “Shot Sage Blue Marilyn,” the most expensive 20th century artwork to ever sell at auction.

To provide investment quality paintings by the artist, our acquisitions team has reviewed nearly 500 examples of Warhol’s works from around the world, many of which are priced in excess of $5 million. Of these examples, this is the seventh Warhol we have chosen to be offered on the Masterworks platform.

Executed in 1982, our current offering is titled “xDxoxlxlxaxrx xSxixgxnx.” The painting is a small-scale example of the artist’s dollar sign series and represents Warhol’s engagement with American consumerism and the relationship between art and money.

As of September 2022, examples of “xDxoxlxlxaxrx xSxixgxnxs” which feature a red palette and are the same size as the Painting, have achieved prices in excess of $850,000 at auction, including: “xDxoxlxlxaxrx xSxixgxnx” (1982), which sold for the equivalent of almost $850,000 at Phillips & Poly in Hong Kong in June of 2021 and another “xDxoxlxlxaxrx xSxixgxnx” (1982), which sold for the equivalent of nearly $1 million at Sotheby’s, London in September of 2018.

Between May 1988 and June 2021, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 13.8%.